[KCSR LETTERHEAD]

VIA EDGAR

May 21, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    The Kansas City Southern Railway Company

Registration Statement on Form S-4

File No. 333-195413

Ladies and Gentlemen:

We are writing this letter in connection with the filing of the above-referenced Registration Statement for The Kansas City Southern Railway Company (the “Issuer”), which relates to (i) an offer to exchange (the “2043 Notes Exchange Offer”) 4.30% Senior Notes due 2043 (the “2043 Exchange Notes”) for all of the Issuer’s presently outstanding 4.30% Senior Notes due 2043 (the “2043 Original Notes”) and (ii) an offer to exchange (the “2023 Notes Exchange Offer” and, together with the 2043 Notes Exchange Offer, the “Exchange Offers”) 3.85% Senior Notes due 2023 (the “2023 Exchange Notes” and, together with the 2043 Exchange Notes, the “Exchange Notes”) for all of the Issuer’s presently outstanding 3.85% Senior Notes due 2023 (the “2023 Original Notes” and, together with the 2043 Original Notes, the “Original Notes”). We hereby confirm to you that the Issuer is registering the 2043 Notes Exchange Offer and the 2023 Notes Exchange Offer in reliance upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman Sterling (July 2, 1993) no-action letters issued by the Staff. Furthermore, we represent to you as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute the 2043 Exchange Notes or the 2023 Exchange Notes to be received in the applicable Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the 2043 Notes Exchange Offer or the 2023 Notes Exchange Offer is acquiring the applicable Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the applicable Exchange Notes to be received in the applicable Exchange Offer. In this regard, the Issuer will make each person participating in the 2043 Notes Exchange Offer or the 2023 Notes Exchange Offer aware (through the Exchange Offers prospectus) that if the applicable Exchange Offer is being used by a person to participate in a distribution of the applicable Exchange Notes to be received in the applicable Exchange Offer that person (i) cannot rely upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter issued by the Staff or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The Issuer acknowledges to the Staff that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508 of Regulation S-K, as applicable.

We further represent to you as follows:

The Issuer (i) will make each person participating in the 2043 Notes Exchange Offer or the 2023 Notes Exchange Offer aware (through the Exchange Offers prospectus) that any broker-dealer who holds 2043 Original Notes or 2023 Original Notes, as applicable, acquired for its own account as a result of market-making activities or other trading activities, and who receives 2043 Exchange Notes or 2023 Exchange Notes, as applicable, in exchange for such applicable Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such applicable Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the 2043 Notes Exchange Offer or the 2023 Notes Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding 2043 Original Notes or 2023 Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the applicable Exchange Notes received in respect of such applicable Original Notes pursuant to the applicable Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely yours,

The Kansas City Southern Railway Company

By:	/s/ Adam J. Godderz
Name: Adam J. Godderz
Title: Associate General Counsel and Corporate Secretary